UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A-1

[x] QUARTERLY REPORT UNDER TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE QUARTERLY PERIOD ENDED February 28, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-168345

EURASIA DESIGN INC.

(Exact name of registrant as specified in its charter)

NEVADA
(State or other jurisdiction of incorporation or organization)

122B E. Acapulco St.
South Padre Island, TX 78597
(Address of principal executive offices, including zip code.)

(877) 687-1115
(telephone number, including area code)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days. **YES [ ] NO [X]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **YES [ ] NO [ ]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer, “accelerated filer,” “non-accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]
Non-accelerated filer	[ ]	Smaller reporting company	[x]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES [X] NO [ ]

State the number of shares outstanding of each of the issuer’s classes of common equity, as of the latest practicable date: 8,000,000 as of May 4, 2011.

This amendment is being filed to reflect we are a Shell Company.

ITEM 6. *EXHIBITS.*

The following documents are included herein:

		Incorporated by reference			Filed
Exhibit	**Document Description**	**Form**	**Date**	**Number**	**herewith**
3.1	Articles of Incorporation.	S-1	7/28/2010	3.1	
3.2	Bylaws.	S-1	7/28/2010	3.2	
4.1	Specimen Stock Certificate.	S-1	7/28/2010	4.1	
10.1	Consulting Agreement.	S-1	7/28/2010	10.1	
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1	Subscription Agreement	S-1	7/28/2010	99.1	

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on this 4th day of May, 2011.

EURASIA DESIGN INC.

BY: <u>JOHN FERRONE</u>
John Ferrone, President, Principal Executive Officer, Treasurer, Principal Financial Officer, Principal Accounting Officer and sole member of the Board of Directors.

EXHIBIT INDEX

| Exhibit | Document Description | Incorporated by reference | | | Filed |
		Form	Date	Number	herewith
3.1	Articles of Incorporation.	S-1	7/28/2010	3.1	
3.2	Bylaws.	S-1	7/28/2010	3.2	
4.1	Specimen Stock Certificate.	S-1	7/28/2010	4.1	
10.1	Consulting Agreement.	S-1	7/28/2010	10.1	
31.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				X
99.1	Subscription Agreement	S-1	7/28/2010	99.1	